Commission File No. 1-8346

FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Abbreviated notice regarding the interim settlement of
accounts for the fiscal year ending March 31, 2003

TDK Corporation
(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     X             Form 40-F

The purpose of filing this amendment is to correct typographical and technical errors.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)

November 28, 2002

	By:	-s- Hajime Sawabe President and CEO

Information furnished on this form:

EXHIBITS

1.	ABBREVIATED NOTICE REGARDING THE INTERIM SETTLEMENT OF ACCOUNTS ON A CONSOLIDATED BASIS FOR THE YEAR ENDING MARCH 31, 2003

2.	ABBREVIATED NOTICE REGARDING THE INTERIM SETTLEMENT OF ACCOUNTS ON A NON-CONSOLIDATED BASIS FOR THE YEAR ENDING MARCH 31, 2003

3.	TDK IMMEDIATE RELEASE